SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Limbach Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

53263P 105

(CUSIP Number)

David Gellman

499 Park Avenue, 26th Floor

 New York, New York 10022

(212) 940-6864

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53263P 105

1	Name of Reporting Person: FdG HVAC LLC

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds: SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 0

	8	Shared Voting Power: 3,066,562(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 3,066,562(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,066,562(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 42.3% (See Item 5 herein)

14	Type of Reporting Person: OO

(1) Includes 529,101 warrants to purchase one share of Common Stock at an exercise price of $12.50 per share, and 793,651 warrants to purchase one share of Common Stock at an exercise price of $11.50 per share.

1	Name of Reporting Person: FdG Capital Partners, LLC

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds: SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 0

	8	Shared Voting Power: 3,066,562(1)

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 3,066,562(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,066,562(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 42.3% (See Item 5 herein)

14	Type of Reporting Person: OO

(1) Includes 529,101 warrants to purchase one share of Common Stock at an exercise price of $12.50 per share, and 793,651 warrants to purchase one share of Common Stock at an exercise price of $11.50 per share.

1	Name of Reporting Person: David S. Gellman

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Source of Funds: SC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power: 3,066,562(1)

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 3,066,562(1)

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,066,562(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

13	Percent of Class Represented by Amount in Row (11): 42.3% (See Item 5 herein)

14	Type of Reporting Person: IN

(1) Includes 529,101 warrants to purchase one share of Common Stock at an exercise price of $12.50 per share, and 793,651 warrants to purchase one share of Common Stock at an exercise price of $11.50 per share.

END OF COVER PAGE

The securities reported in this Schedule 13D are owned directly by FdG HVAC LLC (“FdG HVAC”).  The managing member of FdG HVAC LLC is FdG Capital Partners, LLC (“FdG Capital”).  David S. Gellman (together with FdG HVAC and FdG Capital, the “Reporting Persons”) is the sole member of the investment committee of the managing member of FdG Capital.  The Reporting Persons are hereby jointly filing this Schedule 13D (this “Statement”) because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 5 below by one of the Reporting Persons.  In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 1.

Item 1.         Security and Issuer.

The securities covered by this Schedule 13D are shares of common stock, par value $0.0001 per share (the “Common Stock”), of Limbach Holdings, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 31-35th Street, Pittsburgh, Pennsylvania 15201.

Item 2.         Identity and Background.

(a)                                 This statement is being filed on behalf of the following Reporting Persons:

(i)                                     FdG HVAC LLC

(ii)                                  FdG Capital Partners, LLC

(iii)                               David S. Gellman

(b)                                The principal business address for each of the Reporting Persons is as follows:              499 Park Avenue, 26th Floor, New York, New York 10022.

(c)                                 FdG HVAC LLC and FdG Capital Partners, LLC are both Delaware limited liability companies, primarily engaged in private equity investments.  Mr. Gellman is a private investor and a director of the Issuer.  Prior to the transactions described herein, Mr. Gellman served on the board of managers of Limbach Holdings, LLC.

(d)-(e)               During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   FdG HVAC LLC and FdG Capital Partners, LLC were organized in the State of Delaware.  Mr. Gellman is a citizen of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration.

On July 20, 2016, pursuant to an Agreement and Plan of Merger dated March 23, 2016 (the “Merger Agreement”) between 1347 Capital Corp. (“1347 Capital”), a Delaware corporation, and Limbach Holdings, LLC (“Limbach”), a Delaware limited liability company, a newly formed subsidiary of 1347 Capital was merged with and into Limbach, with Limbach surviving the merger as a wholly-owned subsidiary of 1347 Capital (the “Merger”).  As a result of the Merger, each issued and outstanding membership unit of Limbach converted into the right to receive, and became exchangeable for, consideration paid in the form of cash, shares of Common Stock, and warrants to purchase shares of Common Stock.  In connection with the Merger, FdG HVAC received an aggregate cash payment of $23,273,783 as well as 1,743,810 shares of Common Stock, 529,101 warrants to purchase shares of Common Stock at an exercise price of $12.50 per warrant, and 793,651 warrants to purchase shares of Common Stock at an exercise price of $11.50 per warrants in consideration for their Class A-1 units of membership interest of Limbach.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2016 and incorporated herein by reference.

Item 4.         Purpose of Transaction.

FdG HVAC previously held membership units of Limbach and received the shares of Common Stock and warrants as consideration from the Issuer pursuant to the terms of the above described Merger Agreement in connection with the Merger.

The Reporting Persons intend to participate in and influence the affairs of the Issuer through Mr. Gellman’s position on the Board of Directors of the Issuer and through FdG HVAC’s voting rights with respect to ownership of the Common Stock of the Issuer.

Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons, ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions.  In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time.  The Reporting Persons reserve the right to increase or decrease their holdings on such terms and at such times as they may decide.

Other than as described above, the Reporting Persons do not have any plan or proposal relating to or that would result in:

(a)         the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b)         an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)         any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)           any other material change in the Issuer’s business or corporate structure;

(g)          any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)         a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)             a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)            any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) — (b)

				(b) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned		(a) Percent of Class*	Sole Power to Vote or to Direct the Vote		Shared Power to Vote or to Direct the Vote		Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
FdG HVAC	3,066,562	(1)	42.3%	0		3,066,562	(1)	0		3,066,562	(1)
FdG Capital	3,066,562	(1)	42.3%	0		3,066,562	(1)	0		3,066,562	(1)
David S. Gellman(2)	3,066,562	(1)	42.3%	3,066,562	(1)(2)	0		3,066,562	(1)(2)	0

* Based on 5,927,800 shares of Common Stock outstanding as of July 20, 2016 as represented by the Issuer in its Current Report on Form 8-K dated July 20, 2016, filed with the Securities and Exchange Commission on July 26, 2016.

(1) Includes 529,101 warrants to purchase one share of Common Stock at an exercise price of $12.50 per share and a term of 7 years, and 793,651 warrants to purchase one share of Common Stock at an exercise price of $11.50 per share and a term of 7 years.

(2)  Mr. Gellman is the sole member of the investment committee of the managing member of FdG Capital Partners, LLC, which is the managing member of FdG HVAC.  As such, he has power to dispose of and to vote the shares of Common Stock beneficially owned by FdG HVAC.  By reason of the provisions of Rule 13d-3 under the Act, Mr. Gellman may be deemed to beneficially own the shares beneficially owned by FdG HVAC, however, he disclaims beneficial ownership of the shares of Common Stock owned by FdG HVAC except to the extent of his pecuniary interest therein, and this Schedule 13D shall not be deemed as an admission of beneficial ownership of the shares of Common Stock included herein.

(c)                                  Except for the transactions described in Items 3, 4, 5 or 6 of this Schedule 13D, during the last sixty days there were no transactions with respect to the Common Stock effected by the Reporting Persons.

(d)                                 Except as set forth in this Item 5, no person other than each respective record owner of securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed herein.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the Merger Agreement described further under Item 4 above, FdG HVAC received from the Issuer an aggregate cash payment of $23,273,783, as well as 1,743,810 shares of Common Stock, and 529,101 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $12.50, and 793,651 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $11.50 as consideration for their Class A-1 units of membership interest of Limbach in connection with the Merger.  The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2016 and incorporated herein by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                     Material to be Filed as Exhibits.

Exhibit 1                                               Joint Filing Agreement

Exhibit 2                                               Merger Agreement (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 29, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2016

FdG HVAC LLC
/s/ DAVID S. GELLMAN
Name: David S. Gellman
Title: Vice President

FdG CAPITAL PARTNERS, LLC
/s/ DAVID S. GELLMAN
Name: David S. Gellman
Title: Vice President

DAVID S. GELLMAN
/s/ David S. Gellman
David S. Gellman, individually

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Limbach Holdings, Inc.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of July 29, 2016.

FdG HVAC LLC
/s/ DAVID S. GELLMAN
Name: David S. Gellman
Title: Vice President

FdG CAPITAL PARTNERS, LLC
/s/ DAVID S. GELLMAN
Name: David S. Gellman
Title: Vice President

DAVID S. GELLMAN
/s/ David S. Gellman
David S. Gellman, individually